

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 11, 2011

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004

   Re: Vericimetry Funds (the "Trust")
       File Nos. 811-22578, 333-175410

Dear Ms Reimer:

   The staff has reviewed the Trust's registration statement filed on Form N-1A currently consisting of one series, the Vercimetry U.S. Small Cap Value Fund (the "Fund"). We have the following comments.

General

1.   Please revise the disclosure to delete open-ended terms and phrases from the Prospectus and Statement of Additional Information ("SAI"). In this regard, in describing the Fund's investments or risks, please avoid using the terms "other types," "multiple factors (*e.g.,*)" or "but not limited to." In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 ("Securities Act").

2.   Throughout the registration statement, references are made to the Fund's ability to engage in activities "to the extent permitted under the 1940 Act" or some similar phrase. Please refrain from making these types of disclosures and instead, explain the Fund's exact activities in a comprehensive manner.

Prospectus

   General

3.   At an appropriate location in the Prospectus, please disclose that the Fund is the Trust's only current series. This information should be inserted after the disclosure made in response to Items 1-8 of Form N-1A.

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 2 of 11

4.   Please add disclosure responsive to Item 8 of Form N-1A or confirm to the staff that information was omitted because neither the Fund nor any of its related companies pay intermediaries for the Sale of Fund shares.

Front Cover Page

5.   We note the "red herring" disclosure in this section. Please inform the staff whether the Fund is circulating the preliminary Prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Fund Fees and Expenses

6.   Disclosure made in response to Item 4 of Form N-1A states that the Fund will invest in exchange-traded-funds ("ETFs"). Also, the SAI mentions that the Fund "may invest in other investment companies to the extent permitted by applicable law or SEC exemption." Given this ability, should the Fund add an acquired fund fees and expenses ("AFFE") sub-caption to its fee table? *See* Instruction 3(f)(1) to Item 3 of Form N-1A.

7.   The fee table's second footnote and its related subcaption (the "Fee Waiver and/or Expense Reimbursement" subcaption) appear to lack an Arabic numeral. Please revise accordingly. In revising this footnote, please delete its second sentence.

8.   We note that the text in the paragraph following the first footnote states that:

> At any time that the expenses of the Fund are less than the rate listed above on an annualized basis, [Vericimetry Advisors LLC ('Vericimetry' or the 'Adviser'),] retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed, to the extent that such reimbursement will not cause the Fund's annualized expenses to exceed 0.60% of its average net assets on an annualized basis. The Fund is not obligated to reimburse Vericimetry for fees previously waived or expenses previously assumed by Vericimetry more than three years before the date of such request for reimbursement.

It appears that certain expenses will not be included in the fee waiver. Accordingly, please briefly explain in the footnote that, to the extent the Fund incurs any excluded expenses, the net expenses of the Fund will exceed the expense ceiling. In this regard, are AFFE expenses excluded from the waiver?

9.   Please disclose in the fee waiver footnote that only the Fund's Board of Trustees ("Board") may terminate the waiver. Also, disclose elsewhere in the Prospectus how the Adviser may "seek" reimbursement. Must the Board approve any recoupment payment made to the Adviser? Please revise the disclosure to state that the Fund will not make any recoupments to the Adviser after three years from the date an expense was paid by the Adviser. Finally, confirm

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 3 of 11

in your response letter that the contractual fee waiver agreement has been or will be filed as an exhibit under Part C to the registration statement.

10.   Given that the Fund invests in ETFs, is AFFE estimated to be less than one basis point?

Portfolio Turnover

11.   Please revise the disclosure in this section to conform to the language of Item 3 of Form N-1A.

Principal Investment Strategies and Related Risk Factors

12.   Please revise this heading to that of Item 4(a) of Form N-1A (*i.e.*, "Principal Investment Strategies of the Fund").

13.   Please confirm to the staff that all principal investment strategies and risks are summarized in Item 4 or revise the Prospectus accordingly. In this regard, we note that the Fund's Item 9 disclosure mentions that the "Adviser engages in a buy and hold investment strategy that involves seeking to buy securities and hold them for a relatively longer period of time, regardless of short-term factors, such as fluctuations in the market or volatility of the stock price," yet there is no mention of this in the Item 4 summary. Further, Item 9 mentions that the "Adviser employs techniques that seek to reduce taxable distributions by the Fund," however, Item 4 is silent with respect to this strategy.

14.   We note that the Fund's objective is capital appreciation. Please explain why securities lending is a principal strategy. Does the Fund have an unarticulated objective of seeking income?

15.   We note that the Fund's name is the Vercimetry **U.S.** Small Cap Value Fund. (Emphasis added.) The Investment Company Act of 1940 ("Investment Company Act" or "Act"), requires an investment company with a name suggesting that the company *invests in certain countries or geographic regions to* adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. *See* Rule 35d-1(a)(3)(i) under the Act. Accordingly, please revise the Fund's 80% policy to read, "the Fund invests at least 80% of its net assets in equity securities of U.S. companies that were small cap companies at the time the securities were purchased." Also, please disclose the specific criteria used by the Fund to determine whether an issuer is tied economically to the U.S., (*e.g.*, issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the U.S. or that has at least 50% of its assets in the U.S.). *See* Rule 35d-1(a)(3)(ii) under the Act.

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 4 of 11

16.   In an appropriate location in the Prospectus, please clarify that net assets means net assets plus borrowing for investment purposes. *See* Rule 35d-1(d)(2). We would not object if this disclosure was made post Item 8.

17.   The disclosure states that, "the Fund may also invest in or use financial futures contracts and other types of equity-linked derivative instruments, as well as exchange-traded-funds ('ETFs') to gain exposure to the equity market or maintain liquidity to pay for redemptions." Please revise this disclosure to state the amount of total assets the Fund may invest in derivative instruments and to list each type of derivative instrument in which the Fund may invest. Also, clarify, in plain English, the purpose for which the Fund will invest in derivatives (*e.g.*, hedging or speculative purposes). If the Fund may write or sell derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create. In particular, disclose, if applicable, how much the Fund may invest in options (expressed as a percentage of total assets) and for what purpose. If the Fund may sell derivatives, the disclosure needs to be expanded accordingly. *See* letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

18.   Please disclose why the Fund will hold "[a] portion of [its] assets . . . in cash or cash-equivalent investments, including, but not limited to short-term investment funds." Also, revise the disclosure to clarify the other short-term investments mentioned in this sentence. We note that other investments are listed in the SAI, under the heading "Cash Management."

19.   If applicable, please disclose that the Fund may purchase over-the-counter securities and include all attendant risks.

20.   Will the ETFs in which the Fund invests be U.S. small-cap ETFs? Also, will they be fully managed or index funds? In addition, will the Fund invest in creation or retail shares of ETFs?

    The Fund's principal investment strategies involve risks . . . .

21.   Please revise this heading to: "Principal Risks of Investing in the Fund." *See* Item 4(b) of Form N-1A. Also, under this heading, disclose that loss of money is a risk of investing in the Fund. *See* Item 4(b)(1)(i) of Form N-1A.

22.   Item 4 of Form N-1A requires that all principal risks of a fund be summarized in the risk summary section of a prospectus. Accordingly, please confirm to the staff that all of the Fund's risks are summarized in the Item 4 disclosure or make appropriate revisions to the Prospectus.

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 5 of 11

23.   Please add a management risk paragraph to this section. Include in the summary, if applicable, that neither the Adviser nor the portfolio managers has any prior experience in advising a mutual fund.

24.   Please summarize the risks attendant to common shares and any other equity security in which the Fund will invest as a principal strategy.

Fund Management

25.   Please disclose the information in this section under appropriate subheadings (*i.e.*, investment adviser and portfolio managers). *See* Item 5 of Form N-1A.

Tax Status

26.   Please revise this heading to: "Tax Information." *See* Item 7 of Form N-1A.

Investment Program

27.   In this section, please clarify what is being described by adding an appropriate heading (*e.g.*, "Principal Investment Strategies").

Fund Management

28.   Please describe the Adviser's experience as an investment adviser. *See* Item 10(a)(1)(i) of Form N-1A.

Pricing of Shares

Net Asset Value

29.   The second paragraph states that, "[t]he Adviser may use fair value pricing. . . ." If the Board has delegated fair value pricing of its securities to the Adviser, please clarify this in the disclosure. If not, then disclose what entity will perform fair value pricing. Also, if this pricing will be performed by an entity other than the Board, disclose that this entity will act pursuant to policies and/or procedures adopted by the Board and under the Board's ultimate supervision.

How to Purchase and Redeem Shares

Purchasing Shares

30.   If the Fund has authorized the "financial intermediaries" mentioned in this section to accept purchase orders and redemption requests on its behalf, please revise the disclosure to

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 6 of 11

explain this. The disclosure should state that when an order is received, in good order, by such a designated financial intermediary by 4:00 p.m. Eastern Time, then that order will receive that day's net asset value ("NAV"). This section mentions that "[a]ll investments are subject to approval by the Fund, . . ." Please be aware that if the Fund has designated financial intermediaries to accept purchase orders and redemption requests on its behalf, then a shareholder is entitled to that day's NAV upon receipt of the shareholder's order with the designated financial intermediary. Accordingly, please revise or delete this disclosure regarding Fund "approval" of investments with respect to designated financial intermediaries.

31.   In the disclosure explaining that investors must complete and submit the necessary account information in good order when purchasing or redeeming shares of the Fund, please clarify in the disclosure to whom they must submit their purchase orders or redemption requests (*e.g.*, the Fund, the Fund's transfer agent, or designated financial intermediary).

In-Kind Redemptions

32.   Please disclose whether the securities remitted with a redemption in-kind will be liquid securities; otherwise, disclose the liquidity risks and difficulties shareholders may have liquidating the securities. Also, disclose that a shareholder will bear taxes on any capital gains from the sale of a security redeemed in-kind as with any redemption. In addition, disclose that a shareholder will bear any market risks associated with the security until the security can be sold. Also, if applicable, disclose in the SAI the information required by Item 23(d) of Form N-1A.

Frequent Trading Policy

33.   Please disclose whether or not the Fund discourages or accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. *See* paragraphs (e)(4)(i) and (ii) of Item 11 of Form N-1A.

SAI

34.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (*e.g.*, add distinguishing headings or subheadings). Accordingly, please reorganize this section to disclose the Fund's non-principal investment strategies and their risks separately from the Fund's principal investment strategies and their risks. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. *See* General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate.

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 7 of 11

35. The Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979) ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account.

36. Please confirm that each of the Fund's service providers is identified in the SAI as required under Item 19 of Form N-1A or make appropriate revisions to the disclosure.

Investment Restrictions

Fundamental Investment Restrictions

37. With respect to the third fundamental investment restriction, please clarify the maximum percentage of total assets the Fund may borrow. This disclosure does not have to be included in the restriction, but may be added to the text (*e.g.*, text accompanying or following the restriction). This disclosure should reflect the requirements of Section 18(f)(1) of the Act, under which an investment company, when its "asset coverage, at any time falls below 300 per centum ... **shall, within three days thereafter (not including Sundays and holidays)** or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum.) (Emphasis added.) *See* § 18(f)(1) of the Act.

Non-Fundamental Investment Restrictions

38. If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowings. We note that any such amount should not exceed one-third of the Fund's total assets. *See* Section 18 of the Investment Company Act. *See also Salomon Brothers* (pub. avail. May 4, 1975).

39. Please disclose, as a non-fundamental policy, that the Fund will not purchase additional securities while its outstanding borrowings exceed 5% of its total assets. Otherwise, please disclose in the Prospectus that the Fund may leverage. In disclosing that strategy, state the maximum amount, as a percentage of the Fund's total assets, it may leverage.

40. In the last paragraph of this section, the last sentence states that, "[u]nless otherwise indicated, all limitations applicable to the Fund's investments apply only at the time that a transaction is undertaken." Please revise this disclosure to explain the exceptions for the Fund's borrowings and holdings in illiquid securities.

Investment Techniques, Securities and Related Risks

Keri E. Riemer, Esq.
Seward & Kissell LLP
~~One Battery Park Plaza~~
New York, New York 10004
October 11, 2011
Page 8 of 11

41.   Pleased revise this heading so that it is clear as to whether it is describing principal or non-principal strategies and risks. Also, replace the word "Techniques" with the word "Strategies."

Short-Term Instruments

42.   For ease of comprehension, please separate the various investments described in this paragraph into their own individual paragraphs. In discussing repurchase agreements, define them and disclose, as a percentage of total assets, the amount the Fund may invest in these instruments. In addition, clarify that a repurchase agreement is considered to be a type of loan by the Fund and discuss any attendant risks.

Illiquid Securities

43.   In the first sentence, please change the phrase "limits investments in illiquid securities to 15%" to "limits holdings in illiquid securities to 15%." Also, please disclose that if this 15% threshold is exceeded, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold.

Management of the Funds-Trustees and Officers

44.   Currently, the Trust has one series. Accordingly, in this heading, please revise the word "Funds" to "Fund."

45.   Please confirm to the staff that the SAI discloses all applicable information required under Item 17 of Form N-1A or revise the SAI as appropriate.

Portfolio Managers and Portfolio Manager Compensation

46.   This section states that "[c]ompensation is not directly linked to the performance of the Fund or **any other accounts** that the portfolio managers may manage." (Emphasis added.) Do the portfolio managers manage other accounts? If yes, please disclose them as required by Item 20(a)(1)-(3) of Form N-1A and the instructions thereto.

47.   If applicable, please add disclosure responsive to Item 20(a)(4). In makings this disclosure, please provide a heading to the portion of the section that will discuss conflicts of interest. Also, elaborate on this disclosure. In particular, describe the portfolio managers' procedures to facilitate the fair allocation of investment opportunities among the Fund and the other accounts managed by the portfolio managers. Please explain these procedures in a full and clear manner in this section.

48.   Please review the disclosure required by paragraph (b) of Item 20 of Form N-1A (and the three instructions thereto) and revise this section as appropriate to describe fully how the

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 9 of 11

portfolio managers are compensated and what type of compensation they receive. Please be aware that the revised disclosure must describe not only the compensation received by the portfolio managers for managing the Fund, but also for managing any other accounts listed in this section. *See* Instruction 3 to paragraph (b) of Item 20.

<u>Disclosure of Portfolio Holdings</u>

49.   For ease of comprehension, please discuss the Fund's ongoing relationships for disclosure of non-public portfolio holdings information and those done on an ad hoc, or as needed, basis in their own separate paragraphs.

50.   Please revise the disclosure to identify those entities that may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (*e.g.*, an officer besides the Chief Compliance Officer of the Fund or the Adviser)? If accurate, please clarify that the Adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities. Also, if the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(2) of Item 16 of Form N-1A.

51.   Please revise the disclosure to specify which type of confidentiality agreement (*e.g.*, oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis. In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund's portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

52.   Please revise the disclosure to state in a clearer manner that each entity receiving non-public portfolio information, be it on a daily or ad-hoc basis, has a duty not to trade on that confidential information.

53.   Please disclose the manner in which the Board exercises oversight of disclosure of the Fund's portfolio securities. *See* Item 16(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (*e.g.*, quarterly)?

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 10 of 11

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Keri E. Riemer, Esq.
Seward & Kissell LLP
One Battery Park Plaza
New York, New York 10004
October 11, 2011
Page 11 of 11

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review